UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 25 October 2017

Appendix 3A.3

Notification of reorganisation of

capital – +Security consolidation or split

+Rule 3.20.4, 7.18-7.24A, 15.3, Appendix 7A paragraphs 8 & 9.

Appendix 3A.3

Notification of reorganisation of capital – +security consolidation or split

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Please note that two or more corporate actions on the same +security may not run with different record dates if the timetables result in overlapping (but not identical) ex-periods. It is permissible to run different corporate actions with the same record date except in the case of reorganisations – consolidations/splits which cannot run at the same time as any other corporate action for that entity.

If you are an entity incorporated outside Australia, for +securities other than CDIs / depository interests, please obtain and provide an International Securities Identification Number (ISIN) for the class(es) of +securities to be created during your corporate action. The ISIN(s) should be advised in the Further Information section of this form. Further information on this requirement can be found in the Online Forms section of ASX Online for companies.

*	Denotes minimum information required for first lodgement of this form.

**	Denotes information that must be provided on or before +business day 0 of the relevant Appendix 6A or Appendix 7A timetable.

The balance of the information, where applicable, must be provided as soon as reasonably practicable by the entity.

Part 1 – Entity and announcement details

Question No.	Question	Answer
1.1	*Name of entity	Novogen Limited
1.2	*Registration type and number One of ABN/ARSN/ARBN/ACN or other registration type and number (if “other” please specify what type of registration number has been provided).	ABN 37 063 259 754
1.3	*ASX issuer code	NRT
1.4	*The announcement is Tick whichever is applicable.	☒ New announcement ☐ Update/amendment to previous announcement ☐ Cancellation of previous announcement
1.4a	*Reason for update Mandatory only if “Update” ticked in Q1.4 above. A reason must be provided for an update.
1.4b	*Date of previous announcement to this update Mandatory only if “Update” ticked in Q1.4 above.
1.4c	*Reason for cancellation Mandatory only if “Cancellation” ticked in Q1.4 above.

+ See chapter 19 for defined terms	Page 1
29 June 2015

Appendix 3A.3

Notification of reorganisation of

capital – +Security consolidation or split

Question No.	Question	Answer
1.4d	*Date of previous announcement to this cancellation Mandatory only if “Cancellation” ticked in Q1.4 above.
1.5	*Date of this announcement The date of lodgement of the form by the entity via ASX Online.	25 October 2017
1.6

*Applicable ASX +security code(s) and description(s) for reorganisation

Please confirm the entity’s +securities (quoted and unquoted) which will be affected by the reorganisation. Please note Listing Rule 7.21 in respect of +convertible +securities, Listing Rules 7.22.1 and 7.22.2 in respect of options and Listing Rule 7.24 in respect of partly paid +securities.

NRT Ordinary shares, fully paid

+ See chapter 19 for defined terms	Page 2
29 June 2015

Appendix 3A.3

Notification of reorganisation of

capital – +Security consolidation or split

Part 2 – Approvals

Question No.	Question	Answer
2.1

*Are any of the below approvals required for the reorganisation before business day 0 of the timetable?

•    + Security holder approval

•    Court approval

•    Lodgement of court order with +ASIC

•    ACCC approval

•    FIRB approval;

•    Another approval/condition external to the entity required to be given/met before business day 0 of the timetable for the reorganisation.

If any of the above approvals apply to the reorganisation before business day 0 of the timetable, please answer ‘yes’ and provide details at Q2.2. If “no” go to Part 3.

The purpose of the question is to confirm that relevant approvals are received prior to ASX establishing an ex market in the +securities. If the entity wishes to disclose approvals or conditions which are to be resolved at a later date it should use Part 6 “Further information”.

Yes – security holder approval required
2.2

Approvals

Select appropriate approval from drop down box as applicable. More than one approval can be selected. This question refers only to events which take place before business day 0 of the timetable. The purpose of the question is to confirm that relevant approvals are received prior to ASX establishing an ex market in the +securities. The “Date for determination” is the date that you expect to know if the approval is given for example the date of the +security holder meeting in the case of +security holder approval or the date of the court hearing in the case of court approval. If the entity wishes to disclose approvals or conditions which are to be resolved at a later date it should use Part 6 “Further information”.

*Approval/condition	*Date for determination	*Is the date estimated or actual?	**Approval received/ condition met? Only answer this question when you know the outcome of the approval – please advise on or before +business day 0 of the relevant Appendix 6A or Appendix 7A timetable.	Comments
+Security holder approval	15 November 2017	☐ Estimated OR ☒ Actual	☐ Yes ☐ No
Court approval		☐ Estimated OR ☐ Actual	☐ Yes ☐ No

+ See chapter 19 for defined terms	Page 3
29 June 2015

Appendix 3A.3

Notification of reorganisation of

capital – +Security consolidation or split

*Approval/condition	*Date for determination	*Is the date estimated or actual?	**Approval received/ condition met? Only answer this question when you know the outcome of the approval – please advise on or before +business day 0 of the relevant Appendix 6A or Appendix 7A timetable.	Comments
Lodgement of court order with +ASIC		☐ Estimated OR ☐ Actual	☐ Yes ☐ No
ACCC approval		☐ Estimated OR ☐ Actual	☐ Yes ☐ No
FIRB approval		☐ Estimated OR ☐ Actual	☐ Yes ☐ No
Other (please specify in comment section)		☐ Estimated OR ☐ Actual	☐ Yes ☐ No

Amended 29/06/15

+ See chapter 19 for defined terms	Page 4
29 June 2015

Appendix 3A.3

Notification of reorganisation of

capital – +Security consolidation or split

Part 3 – reorganisation timetable and details

Question No.	Question	Answer
3.1

*+Record date

COURT APPROVAL: This is two +business days after the entity lodges the court order with ASIC and tells ASX – +business day 2 in the timetable. This is the date on which the register is closed to determine the register for the consolidation or split of +securities.

NO COURT APPROVAL: This is three +business days after the +security holder meeting – +business day 3 in the timetable. This is the date on which the register is closed to determine the register for the consolidation or split of +securities.

ALL: The +record date must be at least four +business days from the current date. Please note that the +record date and effective date cannot be changed (even to postpone it or cancel it) any later than 12 noon Sydney time on the day before the previous effective date advised.

20 November 2017
3.2	Date of +security holder meeting Same date as provided in Q2.2.	15 November 2017
3.3

Last day for trading in pre-reorganised +securities

COURT APPROVAL: This is the +business day the entity lodges the court order with ASIC and tells ASX – +business day 0 in the timetable.

NO COURT APPROVAL: This is the +business day after +security holders approve the reorganisation – +business day 1 in the timetable.

ALL: Please note that the last day of trading cannot be changed (even to postpone it) any later than 12 noon Sydney time on the day before the previous effective date advised.

16 November 2017
3.4

*Effective date

Trading in the re-organised +securities “ex-reorganisation” commences on a deferred settlement basis. If the +entity’s +securities are suspended from trading during this period there will be no +deferred settlement trading however ASX still captures this date.

COURT APPROVAL: This is the +business day after the entity lodges the court order with ASIC and tells ASX – +business day 1 in the timetable.

NO COURT APPROVAL: This is the second +business day after +security holders approve the reorganisation – +business day 2 in the timetable.

ALL: Please note that the +record date and effective date cannot be changed (even to postpone it or cancel it) any later than 12 noon Sydney time on the day before the previous effective date advised.

17 November 2017

+ See chapter 19 for defined terms	Page 5
7 March 2016

Appendix 3A.3

Notification of reorganisation of

capital – +Security consolidation or split

Question No.	Question	Answer
3.5	+Record date Same as Q3.1 above.	20 November 2017
3.6

First day for entity to send notices to +security holders of the change in the number of +securities they hold. First day for entity to register +securities on a post reorganised basis

COURT APPROVAL: This is the day after the +record date – +business day 3 in the timetable.

NO COURT APPROVAL: This is the day after the +record date – +business day 4 in the timetable.

21 November 2017
3.7

*+Issue date. +Deferred settlement market ends. Last day for entity to send notices to +security holder of the change in the number of +securities they hold. Last day for +entity to register +securities on a post-reorganised basis

COURT APPROVAL: This is five +business days after the +record date – +business day 7 in the timetable.

NO COURT APPROVAL: This is five +business days after the +record date – +business day 8 in the timetable.

ALL: Please note that the +issue date cannot be changed (even to postpone it) any later than 12 noon AEST on the previous +issue date advised.

24 November 2017
3.8

Trading starts on a normal T+2 basis

COURT APPROVAL: This is six +business days after the +record date and the +business day after +issue date – +business day 8 in the timetable.

NO COURT APPROVAL: This is six +business days after the +record date and the +business day after +issue date – +business day 9 in the timetable.

27 November 2017
3.9

First settlement of trades conducted on a deferred settlement basis and on a normal T+2 basis

COURT APPROVAL: This is eight +business days after +record date and two +business days after T+2 trading starts – +business day 10 in the timetable.

NO COURT APPROVAL: This is eight +business days after +record date and two +business days after T+2 trading starts – +business day 11 in the timetable.

29 November 2017

Amended 07/03/16

+ See chapter 19 for defined terms	Page 6
7 March 2016

Appendix 3A.3

Notification of reorganisation of

capital – +Security consolidation or split

Part 4 – reorganisation type and details

Question No.	Question	Answer
4.1	*The reorganisation is Please select one. If “consolidation” please answer Q4.1a, if “split” please answer Q4.1b.	☒ +Security consolidation ☐ +Security split
4.1a

*Consolidation ratio

Ratios may only be expressed as whole numbers. Fractional ratios will need to be multiplied up to a whole number (for example 1:1.5 should be expressed as 2:3). Where you consolidate five +securities into one +security, the answer above is 5.00 (pre-consolidation) +securities will be consolidated into 1.00 (post-consolidation) +security. To consolidate three +securities into two +securities, the answer above is 3.00 (pre-consolidation) +securities will be consolidated into 2.00 (post-consolidation) +securities.

ALL: Please note that the ratio (multiplier or divisor) cannot be changed any later than 12 noon Sydney time on the day before the previous effective date advised.

the +securities will be consolidated on the basis that every ___10_______ (pre-consolidation) +securities will be consolidated into ____1______ (post-consolidation) +security
4.1b

*Split ratio

Ratios may only be expressed as whole numbers. Fractional ratios will need to be multiplied up to a whole number (for example 1:1.5 should be expressed as 2:3). Where you split each +security into five, the answer above is every 1.00 (pre-split) +security will be divided into 5.00 (post-split) +securities. To divide each two +securities into three +securities the answer is 2.00 (pre-split) +securities will be divided into 3.00 (post-split) +securities.

ALL: Please note that the ratio (multiplier or divisor) cannot be changed any later than 12 noon Sydney time on the day before the previous effective date advised.

the +securities will be split on the basis that every __________ (pre-split) +security (/ies) will be divided into __________ (post-split) +securities.
4.2

*Scrip fraction rounding:

Please select the appropriate description regarding how fractions will be handled. If you do not have a rounding policy please choose “Fractions rounded down to the nearest whole number or fractions disregarded”.

☒  Fractions rounded up to the next whole number

☐   Fractions rounded down to the nearest whole number or fractions disregarded

☐  Fractions sold and proceeds distributed

☐  Fractions of 0.5 and over rounded up

☐  Fractions over 0.5 rounded up

+ See chapter 19 for defined terms	Page 7
29 June 2015

Appendix 3A.3

Notification of reorganisation of

capital – +Security consolidation or split

Part 5 – +Securities on issue before and after reorganisation

A change to the terms or price of +convertible securities should be advised in Part 6 – “Further information”.

Question No.	Question	Answer
5.1

*+Securities on issue before and after the reorganisation

Please confirm the number of the entity’s +securities on issue before and after the reorganisation. Please note Listing Rule 7.21 in respect of +convertible securities, Listing Rules 7.22.1, 7.22.2 in respect of options and Listing Rule 7.24 in respect of partly paid +securities. If an estimate is provided please provide the actual amounts as soon as reasonably practicable and no later than the +issue date.

ASX +security code	ASX +security description	Quoted/ unquoted	Number on issue before reorganisation	Number on issue after reorganisation	Estimate/ Actual
NRT	Ordinary shares	Quoted	483,287,914	48,328,792	Estimated
NRTAC	Convertible notes	Unquoted	24,000,000	2,400,000	Actual
NRTO	Options	Quoted	31,484,002	3,148,400	Actual
NRTAA	Options	Unquoted	47,757,658	4,775,766	Actual

5.2

*Exercise price of options

Please confirm the exercise price of options on issue before and after the reorganisation. Please note Listing Rule 7.21 in respect of +convertible securities, and Listing Rules 7.22.1, 7.22.2 in respect of options.

ASX +security code	ASX +security description	Quoted/ unquoted	Currency	Exercise price before reorganisation	Exercise price after reorganisation
NRTO	Options	quoted	AUD	$0.40	$4.00
NRTO	Options	quoted	AUD	$0.15	$1.50
NRTAA	Options	unquoted	AUD	$0.40	$4.00
NRTAA	Options	unquoted	AUD	$0.2605	$2.605
NRTAA	Options	unquoted	AUD	$0.22	$2.20
NRTAA	Options	unquoted	AUD	$0.1998	$1.998
NRTAA	Options	unquoted	AUD	$0.1634	$1.634
NRTAA	Options	unquoted	AUD	$0.1559	$1.559
NRTAA	Options	unquoted	AUD	$0.138	$1.38
NRTAA	Options	unquoted	AUD	$0.1376	$1.376
NRTAA	Options	unquoted	AUD	$0.0668	$0.668

5.3

*Partly paid +securities affected by the reorganisation

Please confirm the effect of the reorganisation on “paid to” and “unpaid” amounts for partly paid +securities on issue before and after the reorganisation. Please note Listing Rule 7.21 in respect of +convertible securities and Listing Rule 7.24 in respect of partly paid +securities. If there is more than one +security please include the additional +securities.

+ See chapter 19 for defined terms	Page 8
29 June 2015

Appendix 3A.3

Notification of reorganisation of

capital – +Security consolidation or split

ASX +security code	ASX +security description	Quoted/ unquoted	Currency	Paid up amount before re-organisation	Paid up amount after re-organisation	Unpaid amount before re-organisation	Unpaid amount after re-organisation
N/A

+ See chapter 19 for defined terms	Page 9
29 June 2015

Appendix 3A.3

Notification of reorganisation of

capital – +Security consolidation or split

Part 6 – Further Information

Question No.	Question	Answer
6.1	Further information relating to the reorganisation Please provide any further information relating to this reorganisation.

Introduced 22/09/14

+ See chapter 19 for defined terms	Page 10
29 June 2015

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity
Novogen Limited (“Novogen”)

ABN
37 063 259 754

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	N/A

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	None

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.
04/03/2013	Appendix 3B Page 1

4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5	Issue price or consideration	N/A

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

N/A

6b	The date the security holder resolution under rule 7.1A was passed	N/A

6c	Number of +securities issued without security holder approval under rule 7.1	N/A

6d	Number of +securities issued with security holder approval under rule 7.1A	N/A

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	N/A

+ See chapter 19 for defined terms.
04/03/2013	Appendix 3B Page 2

6f	Number of +securities issued under an exception in rule 7.2	n/a

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	N/A

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Listing Rule 7.1: Nil Listing Rule 7.1A: 43,824,008 Total = 43,824,008

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

N/A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	483,287,914 31,484,002	Ordinary Shares Equity options

+ See chapter 19 for defined terms.
04/03/2013	Appendix 3B Page 3

		Number	+Class
		24,000,000	Unlisted convertible notes, with combined face value of $600,000
9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)	466,470	Unlisted options with exercise price of $0.15 and expiry date of 16/12/2019.
		199,521	Unlisted options with exercise price of $0.15 and expiry date of 18/12/2019.
		25,875,000	Unlisted options with exercise price of $0.40 and expiry date of 30 June 2020
		3,190,000	Unlisted options with exercise price of $0.40 and expiry date of 30 June 2020
		3,166,667	Unlisted options with exercise price of $0.22 and expiry date of 16 November 2020
		5,000,000	Unlisted options with exercise price of $0.1988 and expiry date of 1 February 2021
		2,500,000	Unlisted options with exercise price of $0.2605 and expiry date of 1 February 2021
		2,000,000	Unlisted options with exercise price of $0.1634 and expiry date of 5 September 2021
		620,000	Unlisted options with exercise price of $0.1559 and expiry date of 17 October 2021
		500,000	Unlisted options with exercise price of $0.1380 and expiry date of 1 November 2021
		2,000,000	Unlisted options with exercise price of $0.1376 and expiry date of 23 November 2021
		2,240,000	Unlisted options with exercise price of $0.0668 and expiry date of 7 August 2022

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+ See chapter 19 for defined terms.
Appendix 3B Page 4	04/03/2013

Part 2 - Pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has security holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

+ See chapter 19 for defined terms.
04/03/2013	Appendix 3B Page 5

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	N/A

25	If the issue is contingent on security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do security holders sell their entitlements in full through a broker?	N/A

31	How do security holders sell part of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.
Appendix 3B Page 6	04/03/2013

32	How do security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Issue date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)

(a)	☒	+Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.
04/03/2013	Appendix 3B Page 7

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought

39	+Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)

+ See chapter 19 for defined terms.
Appendix 3B Page 8	04/03/2013

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 25/10/17
(Company secretary)

Print name:         Kate Hill

== == == == ==

+ See chapter 19 for defined terms.
04/03/2013	Appendix 3B Page 9

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	450,133,982

Add the following:

•    Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

•    Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

•    Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

•    Include only ordinary securities here – other classes of equity securities cannot be added

•    Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•    It may be useful to set out issues of securities on different dates as separate line items

16,000,000
Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	—
“A”	466,133,982

+ See chapter 19 for defined terms.
Appendix 3B Page 10	04/03/2013

Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	69,920,097
Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12-month period not counting those issued:

•    Under an exception in rule 7.2

•    Under rule 7.1A

•    With security holder approval under rule 7.1 or rule 7.4

Note:

•    This applies to equity securities, unless specifically excluded – not just ordinary securities

•    Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•    It may be useful to set out issues of securities on different dates as separate line items

17,153,932 ordinary shares issued on 31 October 2016 in partial consideration for the acquisition of shares in Glioblast Pty Limited

55,555,556 ordinary shares agreed to be issued on 31 October 2016 in partial consideration for the acquisition of shares in Glioblast Pty Limited – contingent consideration: number of shares varies according to share price on date of issue

“C”	72,709,488
Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	69,920,097
Subtract “C” Note: number must be same as shown in Step 3	72,709,488
Total [“A” x 0.15] – “C”	Nil (deficit allocated to Rule 7.1a) [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.
04/03/2013	Appendix 3B Page 11

Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1	466,133,982
Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10	46,613,398
Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12-month period under rule 7.1A

Notes:

•    This applies to equity securities – not just ordinary securities

•    Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

•    Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•    It may be useful to set out issues of securities on different dates as separate line items

“E”	2,789,390

+ See chapter 19 for defined terms.
Appendix 3B Page 12	04/03/2013

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2	46,613,398
Subtract “E” Note: number must be same as shown in Step 3
Total [“A” x 0.10] – “E”	43,824,008 Note: this is the remaining placement capacity under rule 7.1A

+ See chapter 19 for defined terms.
04/03/2013	Appendix 3B Page 13